Filed by Terminix Global Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Terminix Global Holdings, Inc.

(Commission File No. 001-36507)

Date: March 1, 2022

[The following is an excerpt of the transcript for the Fourth-Quarter and Full-Year 2021 Earnings Webcast of Terminix Global Holdings, Inc. This transcript was prepared by a third party and has not been independently verified by Terminix Global Holdings, Inc. and may contain errors.]

Call Participants

EXECUTIVES

Brett T. Ponton

CEO & Director

Jesse  Jenkins

Treasurer & VP of Investor Relations

Robert James Riesbeck

Executive VP & CFO

Presentation

[. . .]

Jesse Jenkins

Treasurer & VP of Investor Relations

Thank you. Good morning, and welcome Before we begin, I'd like to remind you that throughout today's call, management may make forward-looking statements to assist you in understanding the company's strategies and operating performance. As stated in the appendix, all forward-looking statements and cautionary statements about the proposed Rentokil transaction are subject to the forward-looking statement legends contained in our public filings with the Securities and Exchange Commission.

[. . .]

Brett T. Ponton

CEO & Director

[. . .]

We are also making great progress on enhancing our digital marketing presence and implementing both the Terminix Way and Customer Experience Platform, or CXP. While these operational initiatives remain the focus of our customer-facing teammates, the back office has begun working closely with the Rentokil team on pre-integration planning as we make progress towards the closing of the pending merger in the second half of 2022.

With Rentokil, we are excited to significantly enhance both of our company's capabilities and accelerate the progress already well underway at Terminix, including increasing our investments in organic growth opportunities. As I look back on a successful 2021, we delivered organic growth acceleration of 2 percentage points and also expanded margins by over 130 basis points all while investing considerably in the long-term capabilities of the business and reaching agreement on a transformational merger that will position our combined company for even greater long-term success.

[. . .]

Additionally, we have deployed the first generation of CXP in 8 branches in our Southwest region. Through the exceptional work of our IT and operational teams, the deployment completes a key milestone the team has been working towards over the past few years. This release delivers a simpler mobile application for our technician and sales teams to record and track leads in the sales funnel and complete work orders for the technicians.

We are working towards further enhancements that will add inspection checklist to systematically generate cross-selling proposal that will drive additional customer penetration. Given the importance of CXP, we plan to enhance and refine the system in the Southwest region over the coming months prior to continuing on our aggressive deployment schedule to ensure an appropriate end-user experience and to ensure we are ready for full deployment.

Given the hands-on, high-touch training and field needed for the successful deployment, we also slowed some of our in-person training in light of increased COVID cases to ensure the safety of our teammates. We are also closely monitoring key operational metrics to ensure benefits are realized and scalable while minimizing near-term post-deployment change management impact.

In parallel with these activities, we have begun pre-integration planning with Rentokil to deploy a best-of-breed technology platform for our combined future state that prioritizes ease of use for our customers, frontline and back office.

[. . .]

Robert James Riesbeck
Executive VP & CFO

[. . .]

We plan to remain active with our small tuck-in acquisition program during the early part of 2022. However, given the pending Rentokil merger, we are not planning to be in the share repurchase market in the near term.

[. . .]

Before I turn it over to Brett for an update on the merger, I want to briefly discuss the decision not to provide 2022 guidance. After careful consideration, we have decided not to provide specific guidance expectations for the year ahead. As we have discussed during the call, we are building significant momentum in performance by leveraging the Terminix Way digital marketing enhancements as well as the capabilities we have developed in staffing and multiunit leadership during 2021.

We are off to a strong start in 2022 and expecting to continue our current trajectory throughout the new year. We are confident in our plan for next year and excited about the potential of the future combined business. We believe this continuation of quantitative guidance for our stand-alone company is appropriate in light of the pending merger and our expectation it will be completed in the second half of the year.

[. . .]

Brett T. Ponton
CEO & Director

Thanks, Bob. Over the past few months, since we announced the merger, I have been encouraged by the reaction we have heard from our teammates and our customers. We remain confident that Rentokil is the perfect partner for Terminix and is an exciting next step that significantly advances Terminix's journey towards becoming a global leader in pest management. Bringing together these 2 highly complementary businesses creates a global leader in pest control with around 4.9 million pest control customers and 56,000 colleagues around the world. This highly complementary combination brings substantial upside potential, and we believe will be a win for in the best interest of all of our stakeholders.

Together, we are building a combined company that is differentiated by a strong focus on people, customers and ESG and well positioned to drive continued growth and value creation. Ultimately, as a larger and stronger organization, we are looking forward to taking our superior service to the next level while offering an even more comprehensive range of solutions for our customers. Internally, our frontline has been engaged and is excited about the complementary nature of our -- of the 2 independent businesses. As we engage with the Rentokil team, both parties have made clear, our commitment to a best-of-breed approach that will leverage pockets of excellence in both of our organizations.

Our teams both have considerable experience that they can share with each other. As you may have seen, last week, we recently deployed $20 million retention program that will help us retain key customer-facing and back-office teammates during this important time. We were able to host Rentokil's CEO, Andy Ransom, and the executive leadership team in Memphis in early January and Andy and I were able to have a sit down where we took questions from our field teammates and that introduction was very well received by the team.

With our highly talented teammates motivated for the future, we are very excited for the integration and the potential that it brings for both businesses. Externally, we have continued our dialogue with our customers, and those interactions remain very positive with customers pointing towards an improved customer service model that will come from the combination as a key benefit to them. As I have mentioned several times, the cultural alignment from the executive team all the way to the route technician have been clear from the beginning. With engaged teams, cultural alignment and tremendous synergy potential, I continue to see this transformation as a win for customers, teammates and shareholders alike. Pre-integration planning is well underway and we started where you would expect by getting our technology teams together to discuss a best-of-breed world-class software and systems backdrop.

Key IT leaders from Terminix and Rentokil met face-to-face for several days in early February for our initial show and share discussion that will form the basis of how we move the combined company forward. Other integration planning work streams are also underway with the finance team among other areas, having weekly scheduled discussions, so we can assure we are aligned for day-1, week-1 and month-1 activities once the deal closes.

While I defer specifics on the closing time line to the Rentokil team and the earnings call they have scheduled later this week, I will share that all work streams remain on track for the previously communicated expectation for a closing in the second half of 2022. Our confidence in the merits and benefits of the pending merger remain as strong as ever and we believe that is the right next step for Terminix.

[. . .]

Despite meaningful investments in staffing, CXP and Terminix Way, we were able to expand margins by over 130 basis points in the full year and have clear line of sight to continued expansion in the new year, with good pricing leverage, favorable trends in termite damage claims and continued operational efficiencies from improved standards and training with the Terminix Way branch pilot later this year.

While the focus is on the execution of the 2022 operating plan, the team is engaged in pre-integration planning with Rentokil and excited about the prospects of our best-in-breed combined business. In summary, we had a strong finish to the year. We are seeing encouraging results in Q1, and we are confident in the value creation opportunities we have in front of us in 2022.

[. . .]

Question and Answer

[. . .]

Andrew John Wittmann
Robert W. Baird & Co. Incorporated, Research Division

Yes. Great. I guess I just was curious a little bit, Brett, about the continuation of the investment in CXP and Terminix and all these various initiatives that you put in place and you got there. Just given that you will be combining here in a few quarters with Rentokil, I mean, some of these things include the implementation of new standard operating procedures.

So I'm just wondering if you could just talk about the fact that you're choosing to go on with us, what that means for the future operating model? I wouldn't think you'd want to kind of change things twice. And just so maybe just talk a little bit about your decision to stay the course of these initiatives and what it means for the combined company going forward, do you think, if anything?

Brett T. Ponton
CEO & Director

Great question, by the way. First of all, let me just underscore maybe the value of the transaction with Rentokil. And one of the things that I felt really strongly about is the cultural alignment as well as the alignment, I think, between our 2 companies on operating philosophy. So I think there's a really strong alignment there in terms of the work that we have kicked off and done under Terminix Way and is very much in alignment with a lot of the work that Rentokil did 7 or 8 years ago. So we feel pretty strong. We're at least aligned philosophically on the direction there.

I think everybody recognizes that the strength of Terminix certainly is in the residential business, and Rentokil certainly is extremely strong and recognizes that in the commercial business. So there's really an opportunity there to take best-of-breed here to create the most optimal model going forward. So having said that, related to Terminix Way, our focus primarily on is our residential business to start with. So we feel like that's our strength and certainly the areas that we're investing here, we think certainly will serve both companies quite well once we bring these companies together.

The most important area that you touched on is around technology, CXP in particular. In that scenario, certainly, we are going to be very thoughtful. We did roll that out to our Southwest region. And our IT team did a remarkable job partnering with operations to do that. Given the COVID Omicron variants, we decided to delay the training on that, which was probably fortuitous timing has allowed us to start to engage with the Rentokil team to start doing some in earnest planning post integration planning around what does the future technology state look like.

So certainly, related to technology, we are going to be very thoughtful and methodical about how we march that forward, and I'm very confident that we'll end with a very good solution here that meets the needs of both companies there. And consistent with what we said in the prepared remarks, one of the things that I've enjoyed about engaging with the Rentokil team already is this deep commitment from them to take best-of-breed and look at the best practices across both organizations and align on a forward strategy that makes sense for both businesses. But we're going to continue to do so in a very thoughtful, methodical way and do everything we can to be the least disruptive we can to our organization, and that's all contemplated in our plans for 2022.

[. . .]

Timothy Michael Mulrooney
William Blair & Company L.L.C., Research Division

Just -- I know you guys don't want to talk about deal specifics because I know there's not much you can say at this point, but this is the first earnings call we've had since the deal was announced. So I do want to ask if you could talk about what kind of feedback that you've been getting from shareholders on the proposed deal since it was first announced?

Brett T. Ponton
CEO & Director

Good question, Tim. I think overall, right, we continue to see -- certainly feel there is a huge value-creation opportunity for all stakeholders, not just shareholders, but our team, our customers, et cetera. And I think for the most part, feedback we're getting from a large percentage of our shareholders recognize I think the strategic benefits to bringing 2 great companies like Terminix and Rentokil together.

As we've commented, the industrial logic here is pretty compelling, very complementary businesses. And in the route-based business model, the opportunity that we have to drive local density is immense here. And we're just very, very encouraged by the complementary nature of these businesses bringing them together.

But what I get pretty encouraged about is as we've engaged more with the Rentokil leadership team directly, is just how aligned we are culturally, philosophically and operationally oriented. Their deep commitment to their team and the investments that they have made certainly is aligned with the direction that we're taking the Terminix Way and the investments we intend to make.

And I think our investors recognize that there's a significant opportunity for us to accelerate a number of the initiatives that we're working on today by leveraging the capability that the Rentokil team has done a nice job of building over the years. And also I think when you look at our core service lines, certainly, our strength in termite and residential is showing in our Q4 performance, and we still got good momentum we can build on there.

But we're also excited about the capability that we get a chance to kind of leverage as we partner with Rentokil on the commercial side of our business. The investments they've made in technology and remote monitoring certainly gives our sales organization a much more compelling value proposition that they can walk into customers web and provide more value to them. So I think our investors see the large benefits of bringing these companies together, and they're still encouraged, I think, about the prospect of bringing Rentokil and Terminix together.

[. . .]

Additional Information About The Proposed Transaction And Where To Find It

In connection with the proposed transaction between Rentokil Initial plc (“Rentokil”) and Terminix Global Holdings, Inc. (“Terminix”), Rentokil will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4, which will include a proxy statement of Terminix that also constitutes a prospectus of Rentokil. Each of Rentokil and Terminix will also file other relevant documents in connection with the proposed transaction. The definitive proxy statement/prospectus will be sent to the shareholders of Terminix. Rentokil will also file a shareholder proxy circular in connection with the proposed transaction with applicable securities regulators in the United Kingdom and the shareholder proxy circular will be sent to Rentokil’s shareholders. This communication is not a substitute for any registration statement, proxy statement/prospectus or other documents Rentokil and/or Terminix may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, INVESTORS, STOCKHOLDERS AND SHAREHOLDERS OF TERMINIX AND RENTOKIL ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENT/PROSPECTUS AND SHAREHOLDER PROXY CIRCULAR, AS APPLICABLE, AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC OR APPLICABLE SECURITIES REGULATORS IN THE UNITED KINGDOM, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, IN CONNECTION WITH THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, AS THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT TERMINIX, RENTOKIL, THE PROPOSED TRANSACTION AND RELATED MATTERS. The registration statement and proxy statement/prospectus and other documents filed by Rentokil and Terminix with the SEC, when filed, will be available free of charge at the SEC’s website at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by Terminix online at investors.terminix.com, upon written request delivered to Terminix at 150 Peabody Pl., Memphis, TN 38103, USA, Attention: Corporate Secretary, or by calling Terminix’s Corporate Secretary’s Office by telephone at +1 901-597-1400 or by email at deidre.richardson@terminix.com, and will be able to obtain free copies of the registration statement, proxy statement/prospectus, shareholder proxy circular and other documents which will be filed with the SEC and applicable securities regulators in the United Kingdom by Rentokil online at https://www.rentokil-initial.com, upon written request delivered to Rentokil at Compass House, Manor Royal, Crawley, West Sussex, RH10 9PY, England, Attention: Katharine Rycroft, or by calling Rentokil by telephone at +44 (0) 7811 270734 or by email at katharine.rycroft@rentokilinitial.com.

This communication is for informational purposes only and is not intended to, and shall not, constitute an offer to sell or buy or the solicitation of an offer to sell or buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Participants in the Solicitation of Proxies

This communication is not a solicitation of proxies in connection with the proposed transaction. However, under SEC rules, Terminix, Rentokil, and certain of their respective directors, executive officers and other members of the management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about Terminix’s directors and executive officers may be found on its website at corporate.terminix.com/responsibility/corporate-governance and in its 2020 Annual Report on Form 10-K filed with the SEC on February 26, 2021, available at investors.terminix.com and www.sec.gov. Information about Rentokil’s directors and executive officers may be found on its website at https://www.rentokil-initial.com and in its 2020 Annual Report filed with applicable securities regulators in the United Kingdom on March 31, 2021, available on its website at https://www.rentokilinitial.com. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such potential participants in the solicitation of proxies in connection with the proposed transaction will be included in the proxy statement/prospectus and shareholder proxy circular and other relevant materials filed with the SEC and applicable securities regulators in the United Kingdom when they become available.

Information Regarding Forward-Looking Statements

This communication contains forward-looking statements as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995. Forward-looking statements can sometimes be identified by the use of forward-looking terms such as “believes,” “expects,” “may,” “will,” “shall,” “should,” “would,” “could,” “potential,” “seeks,” “aims,” “projects,” “predicts,” “is optimistic,” “intends,” “plans,” “estimates,” “targets,” “anticipates,” “continues” or other comparable terms or negatives of these terms, but not all forward-looking statements include such identifying words. Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. We can give no assurance that such plans, estimates or expectations will be achieved and therefore, actual results may differ materially from any plans, estimates or expectations in such forward-looking statements. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include: a condition to the closing of the proposed transaction may not be satisfied; the occurrence of any event that can give rise to termination of the proposed transaction; a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; Rentokil is unable to achieve the synergies and value creation contemplated by the Proposed transaction; Rentokil is unable to promptly and effectively integrate Terminix’s businesses; management’s time and attention is diverted on transaction related issues; disruption from the proposed transaction makes it more difficult to maintain business, contractual and operational relationships; the credit ratings of Rentokil declines following the proposed transaction; legal proceedings are instituted against Terminix or Rentokil; Terminix or Rentokil is unable to retain or hire key personnel; the announcement or the consummation of the proposed acquisition has a negative effect on the market price of the capital stock of Terminix or Rentokil or on Terminix’s or Rentokil’s operating results; evolving legal, regulatory and tax regimes; changes in economic, financial, political and regulatory conditions, in the United Kingdom, the United States and elsewhere, and other factors that contribute to uncertainty and volatility, natural and man-made disasters, civil unrest, pandemics (e.g., the coronavirus (COVID-19) pandemic (the “COVID-19 pandemic”)), geopolitical uncertainty, and conditions that may result from legislative, regulatory, trade and policy changes associated with the current or subsequent U.S. or U.K. administration; the ability of Rentokil or Terminix to successfully recover from a disaster or other business continuity problem due to a hurricane, flood, earthquake, terrorist attack, war, pandemic, security breach, cyber-attack, power loss, telecommunications failure or other natural or man-made event, including the ability to function remotely during long-term disruptions such as the COVID-19 pandemic; the impact of public health crises, such as pandemics (including the COVID-19 pandemic) and epidemics and any related company or governmental policies and actions to protect the health and safety of individuals or governmental policies or actions to maintain the functioning of national or global economies and markets, including any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down or similar actions and policies; actions by third parties, including government agencies; the risk that disruptions from the proposed transaction will harm Rentokil’s or Terminix’s business, including current plans and operations; certain restrictions during the pendency of the acquisition that may impact Rentokil’s or Terminix’s ability to pursue certain business opportunities or strategic transactions; Rentokil’s or Terminix’s ability to meet expectations regarding the accounting and tax treatments of the proposed transaction; the risks and uncertainties discussed in the “Risks and Uncertainties” section in Rentokil’s reports available on the National Storage Mechanism at morningstar.co.uk/uk/NSM and on its website at https://www.rentokil-initial.com; and the risks and uncertainties discussed in the “Risk Factors” and “Information Regarding Forward-Looking Statements” sections in Terminix’s reports filed with the SEC. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the proxy statement/prospectus and shareholder proxy circular. While the list of factors presented here is, and the list of factors to be presented in proxy statement/prospectus and shareholder proxy circular will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. We caution you not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, our actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Neither Rentokil nor Terminix assumes any obligation to update or revise the information contained herein, which speaks only as of the date hereof.